For Immediate Release	Exhibit 99.1

TFI International Reports on Shareholders’ Voting Results for the Election of Directors

Montreal, Quebec, April 27, 2021 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, held its Annual Meeting of shareholders earlier today. All candidates proposed as directors were duly elected to the Board of Directors of TFI International by a majority of the votes cast by shareholders represented by proxy at the Meeting, as follows:

NAME	FOR		WITHHELD
	Number	%	Number	%
Leslie Abi-Karam	72,089,858	99.95	33,224	0.05
Alain Bédard	69,211,990	95.96	2,911,092	4.04
André Bérard	68,559,984	95.06	3,563,098	4.94
Lucien Bouchard	69,614,626	96.52	2,508,456	3.48
William T. England	72,076,211	99.94	46,871	0.06
Diane Giard	72,103,273	99.97	19,809	0.03
Richard Guay	68,085,070	94.40	4,038,012	5.60
Debra Kelly-Ennis	72,103,126	99.97	19,956	0.03
Neil D. Manning	69,101,657	95.81	3,021,425	4.19
Joey Saputo	66,384,959	92.04	5,738,123	7.96
Rosemary Turner	72,107,402	99.98	15,680	0.02

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com